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dsawyier@sidley.com
(312) 853-7261        FOUNDED 1866

April 17, 2006

Mr. Owen Pinkerton
   Senior Counsel

Ms. Amanda McManus
   Attorney-Advisor

United States Securities and Exchange Commission
100 "F" Street, N.W.
Washington, D.C. 20549

     Re:  Man-AHL 130, LLC (the "Pool")
          Registration Statement on Amendment No. 2 to Form S-1
          Filed October 21, 2005
          File No. 333-126172

Dear Mr. Pinkerton:

          We thank the Staff for its November 9, 2005 comment letter on the above referenced filing. The following are the Staff's comments -- repeated verbatim for your convenience of reference -- followed by our responses. In many cases, of course, the responses refer to a corresponding change in Amendment No. 3 to the Registration Statement filed hereto.

          General

          1. We have reviewed your response to our prior comment number 1; however we continue to believe that use of the term "Fund" to refer to Man-AHL is a vague and abstract term. Please revise your disclosure to refer to the pool by its name or a shortened version of its name.

          We apologize: we had misunderstood the import of your comment. We have changed all references to the "Fund" in the Prospectus to "Man-AHL 130."

          2. We refer to your response to comment 3. Please advise us as to how you intend to comply with the updating requirements as they relate to the Man Glenwood entities. In this regard we refer not only to required updating with respect to current financial statements, but also to the periodic updating requirements pursuant to the Exchange Act which may differ from similar updating requirements that Man Glenwood may have pursuant to the Investment Company Act of 1940. In this regard, please be aware that the pool is not eligible to forward incorporate by reference on Form S-l.

 Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

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          Our intention is to update the information in the Prospectus as it relates to Man-Glenwood on the same cycle that we update other information in the Prospectus pursuant to Section 10 of the Securities Act. Every time it becomes necessary for Man-AHL 130 to update the Prospectus under Section 10 (or otherwise), the Prospectus will include the most recent practicable information relating to Man-Glenwood.

          Under Rule 140, the Fund is clearly not a de facto underwriter for Man-Glenwood. Accordingly, Man-AHL 130 should not be required to update the Man-Glenwood financial information in the Prospectus on the same schedule as would be necessary in the case of a direct distribution of Man-Glenwood itself. We do not understand the Staff to be suggesting otherwise but did want to make that point clear.

          Under CFTC rules, the Man-AHL 130 Prospectus generally must be updated every 9 months -- provided that the CFTC has expressly permitted public commodity pools such as Man-AHL 130 some flexibility to "harmonize" the sixteen
(16) month time period of Section 10 and the nine (9) month time period prescribed by CFTC Rule 4.20(c) -- see CFTC Interpretive Letter 97-10 (February 27, 1997). It goes with saying that any material development relating to Man-Glenwood would be reflected properly in a supplement or post effective amendment.

          3. We have reviewed your response to our prior comment number 5 and we will review your sales material once received.

          We enclosed the proposed sales material (which has also been filed with the NASD). Pursuant to NASD policy, we have ensured that all information in the sales material can be derived directly from the information in the Prospectus. It is not clear to us that this is required under the "free writing" exception of the 1933 act, but it is a "best practices" which Man-AHL 130 is glad to follow.

          Prospectus Cover Page

          4. Please limit your cover page disclosure to 1 page. Refer to Item 501(b) of Regulation S-4.

          We have revised the Prospectus to limit the cover page to 1 page.

          5. We have reviewed your response to our prior comment number 8; we continue to believe that highlighting the selling agent at the bottom of your cover page is inappropriate given the standard practice of identifying underwriters only for firm commitment deals. Please revise to remove the name of your selling agent from the cover page.

          We have removed the reference to the selling agent from the cover page of the Prospectus.

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          Summary, page 2

          Transaction Costs, page 6

          6. We have reviewed your response to our prior comment number 39. Consistent with your response, please expand your disclosure to indicate the basis for your estimates of 1% for your commission rate and 1% for the Man-Glenwood Subfunds' annual transaction cost.

          We have expanded the disclosure, as requested, to state that the 1% estimate for the AHL Diversified Program transaction costs is based on actual experience of the AHL Diversified Program and that the 1% estimate for the Sub-Funds' annual transaction costs is based on historical trading experience.

          Risk Factors, page 10

          7. We have reviewed your revised disclosure in response to our prior comment number 41; however, we continue to believe that many of the risk factor headings merely state facts but fail to indicate the risk presented. Examples include:

               -    "The Fund Trades in Unregulated Markets," on page 13.

               -    "Market Conditions will Dominate AHL's Results" on page 15.

               Please review each of your risk factors headings and expand your disclosure to clearly identify, in the heading, the specific risk indicated.

          We have reviewed each of the risk factors headings and, where appropriate, have expanded such headings to clearly identify the specific risk indicated.

          Use of Proceeds, page 16

          The AHL Diversified Program, page 16

          8. We have read your response to our prior comment number 60 but we are unable to locate disclosure regarding whether there are any limits on the amount of leverage that may be used. If there are no such limits, please disclose this fact.

          We have included language making clear the fact that although there is no limit to the amount of leverage that may be used, the Fund will typically seek to keep its leverage within a specified range. In addition to a statement that there is no limit to the amount of leverage, we continue to include the previous language that the Fund will typically hold futures positions with a face amount equal to 300% to 800% of the Fund's Net Asset Value and typically employs 12% to 18% of its Net Asset Value to margin such positions.

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          Management's Discussion and Analysis of the Fund's Prospective
          Operations, page 20

          Liquidity, page 21

          9. We have reviewed your response to our prior comment number 67. Please expand your discussion to explain why you do not anticipate a need for additional sources of liquidity, as described in your response to us.

          We have included the following disclosure in our discussion of liquidity, now found on page 20 of the document:

          The Managing Member does not anticipate the need for additional sources of liquidity given that 70% of the Fund's capital is held in highly liquid cash and cash equivalents, and, if necessary, the Fund can liquidate part of its Man-Glenwood investment through Man-Glenwood's quarterly tender process.

          The high degree of leverage available in futures trading (certain futures contracts requiring only 2% of the notional amount of such contracts as margin) results in Man-AHL 130 having a great deal of "free capital" with which to meet redemption requests as well as other capital requirements. Of the 70% of Man-AHL 130's capital allocated to the AHL Program, perhaps only 18%-25% is needed to margin AHL's positions, leaving approximately 50% of Man-AHL 130's capital available for other purposes.

          AHL Diversified Program, page 27

          10. We refer to the composite performance charts found on pages 27 and 31 that show performance data for the AHL Diversified Program as implemented by Man-AHL (USA) Limited and as implemented by the wholly owned commodity trading advisor subsidiaries of Man Group plc that implement the AHL Diversified Program on behalf of their clients. In order for investors to fully understand the distinction between these charts, please expand your disclosure to indicate the different fee structures that account for the differences in rate of return during 2005, the period of time covered by both charts.

          We have expanded the disclosure with respect to the two performance charts, now found on pages 26 and 29. We have more clearly outlined the distinction between these charts.

          The AHL Diversified Program has been traded on behalf of U.S. clients, at all times, by a combination of two of Man Group plc's subsidiaries. Man Investments (USA) Corp. was trading the AHL Diversified Program on behalf of a single client from April of 1998 through April of 2005. Man-AHL (USA) Limited began trading the AHL Diversified Program on behalf of a single client in January of 2005. Subsequently, in April of 2005, Man-AHL (USA) Limited took

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Mr. Owen Pinkerton
April 17, 2006
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over trading of Man Investment (USA) Corp's single client and began trading one additional account. Finally, in July, 2005, Man-AHL (USA) Limited began trading the AHL Diversified Program on behalf of the fourth client. Currently, there are four accounts trading the AHL Diversified Program and all four accounts are traded by Man-AHL (USA) Limited.

          The chart on page 29 reflects performance history of the AHL Diversified Program as traded for all four accounts, at various times, by both Man Investments (USA) Corp. and Man-AHL (USA) Limited from 2000 through 2005 -- performance of one account from January 2000 through December 2004, two accounts from January 2005 through April 2005, three accounts from April 2005 through July 2005 and all four accounts thereafter. The chart on page 26 reflects performance history of the AHL Diversified Program as traded by Man-AHL (USA) Limited, which began trading the program in January 2005 -- performance of one account from January 2005 through March 2005, three accounts from April 2005 through July 2005 and all four accounts thereafter.

          The differences in rates of return between the charts is a result of the difference in number of accounts being traded at any given time, thus, the numbers between January 2005 and March 2005 will differ, but everything thereafter, when all trading in the AHL Diversified Program was being conducted by Man-AHL (USA) Limited, will be identical between the two charts.

          AHL Diversified Program, page 31

          11. Please revise to include the largest peak-to-valley drawdown for the pool during the time period presented.

          The capsule performance information has been revised to include the largest peak-to-valley drawdown for the period presented.

          Part Two, Statement of Additional Information

          AHL Diversified Program Charts

          12. We refer to the chart on page 74. In light of the fact that the pool is intended to have a non-correlation to stocks and bonds, please advise us as to what you would hope investors would take from your statement that, "events that trigger negative performance for stocks have in certain cases provided significant profit making opportunities for the AHL Diversified Program." Please add disclosure indicating that the non-correlative feature of the pool makes it equally likely that AHL's performance will be negative during periods where stocks decline.

          The disclosure has been revised and the quoted language has been removed. The quoted language was intended to highlight the benefits of the non-positive correlation aspect of the trading. We thank the Staff for pointing out that it is incomplete to highlight non-positive correlation without also highlighting non-negative correlation as well.

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          13.  We have reviewed your response to our prior comment number 86.
               Please disclose the index you are using to provide the "risk-free" rate for purposes of determining the Sharpe ratio.

          Sharpe ratio calculations for U.S. Dollar-based funds typically use the three month U.S. Treasury Bill rate as a proxy for the "risk-free" rate of return. We have revised the disclosure to indicate the use of the three month U.S. Treasury Bill rate.

          Please note also that, in response to recent analysis/criticism regarding the use of Sharpe ratio in the context of alternative investment strategies, we have substantially expanded the risk explanatory disclosures regarding the Sharpe ratio. The concern (expressed by Mr. Sharpe himself) is that in using standard deviation of performance as the measure of risk, the Sharpe ratio overlooks the "risk of ruin" to which alternative investment strategies (but generally not unleveraged traditional strategies) are subject. Although the Sharpe ratio is broadly used, we felt that the additional disclosure was in order.

          Appendix

          14. Please advise us as to how you determined what portions of the Man Glenwood prospectus to attach as an appendix to this registration statement and advise us as to whether the Commodity Futures Trading Commission or National Futures Association approved your request to provide disclosure in this manner. We note your statement that you have included only information that pertains directly to Man Glenwood and do not constitute general matters, such as tax consequences, already disclosed in the Man-AHL 130 registration statement. It appears, however, that you have not included all the risk factors included in the Man Glenwood prospectus, only the risks related to conflicts of interest. In addition, please remove the pricing portions from the cover page since these terms relate solely to the offering made by Man Glenwood.

          The portions of the Man Glenwood prospectus attached as an appendix were selected based upon requests from the National Futures Association. As the Staff knows, the 2005 amendments to the CFTC's regulation 4.5 unconditionally excepts registered investment companies from "commodity pool" status. Accordingly, the disclosure requirements applicable to Man-AHL 130's investment in Man-Glenwood are a matter concerning which we are in ongoing discussions with the NFA. While the NFA, of course, has jurisdiction over Man-AHL 130, the NFA has no jurisdiction over Man-Glenwood. We can assure that Staff that the fund's use of such disclosure will have been expressly agreed with the NFA.

          15. In connection with the above comment, please advise us as to why you believe that the presentation of information related to Man Glenwood is consistent with the requirements of Rule 421 of the Securities Act of 1933, specifically Rule 421(b) that requires that the information be presented "in a clear, concise and understandable fashion." In this

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               respect we note that there is disclosure regarding Man Glenwood within certain sections of the prospectus, including "Conflicts of Interest."

          We have revised the document to include the conflicts of interest disclosure of Man-Glenwood in the prospectus. We had initially included the disclosure, and continue to include a portion of the disclosure, in the Appendix in an attempt to present the information in a manner that both complied with Rule 421 of the Securities Act of 1933 and did not over emphasize the importance of the Man-Glenwood investment to investors in the Fund.

          16. We refer to your identification of the personnel of the Advisor that have primary responsibility for management of Man Glenwood Lexington, including the selection of Hedge Fund Managers and the allocation of Man Glenwood's Lexington's assets to the Hedge Fund Managers. Please advise us as to why you have only identified Messrs. Rowsell, Freed and Jawor. We note that in the Man Glenwood prospectus you also identify Messrs. Kim and Tucker under the same heading.

          Messrs. Kim and Tucker left the Advisor August 8 and June 30, 2005, respectively, and are no longer associated with the Advisor or the management of Man Glenwood Lexington. Messrs. Kim and Tucker were both removed in the Man-Glenwood Lexington, LLC Prospectus dated July 26, 2005.

          Financial Statements and Notes

          17. We have reviewed your revised disclosures in response to comment 96 and the additional financial statements included in your filing. Please advise us how you have complied with the financial statement requirements of paragraphs 8-14 of AICPA Practice Bulletin 14 for each of the statements presented or revise accordingly.

          We have submitted revised statements which materially comply with the requirements of paragraphs 8-14 of AICPA Practice Bulletin 14. We do note, however, that with respect to companies, like the Pool, which have yet to begin operations, only paragraphs 8-10 apply. Paragraphs 11-14 are applicable only to those companies which have begun operations. Accordingly, upon commencement of operations of the company, we will comply with all paragraphs 8-14 when providing any Statement of Assets and Liabilities with a Statement of Financial Condition.

          18. Please tell us your basis for providing unaudited financial information for the period April 14, 2005 through May 20, 2005 in your Statement of Operations and Statement of Changes in Net Assets.

          The original audit for the Pool was done upon seeding the fund, at that time there were no operations and no changes in net assets so these statements could not be created. Since the time of the original audit, it became possible to create such statements and we have provided unaudited statements. The Pool's year end audit is nearly complete and such

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April 17, 2006
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statements will be audited pursuant to the year end audit. We will include by amendment the audited Statement of Operations and Statement of Changes in Net Assets upon completion of the year end audit.

          MAN Investments (USA) Corp., September 30, 2005

          General

          19. Please advise us why you deleted the audited balance sheet for MAN Investments (USA) Corp.

          The deletion of the audited balance sheet for Man Investments (USA) Corp. was merely a clerical oversight and the audited balance sheet has been reinserted in the Amendment No. 3 to the Registration Statement filed hereto.

          Note 2 - Summary of Significant Accounting Policies

          Investments, pages 61-62

          20. We have read your response to comment 102. We note that upon commencement of trading, MAN Investments (USA) Corp will account for their investment in MAN-AHL 130 LLC using the equity method. Tell us the basis in GAAP for your determination.

          APB Opinion No. 18 deals with accounting, reporting and disclosures of investments in other companies using the equity method. Under APB Opinion No. 18, if an investor owns less than 20% of a company's voting common stock, but has effective control of the company, then the equity method is appropriate for accounting, reporting and disclosure for such investment. Although the Managing Member's investment is currently greater than 20%, it is anticipated that subsequent to taking outside investments, the Managing Member's investment will account for less than 20% of the Pool's voting common stock, and yet, the Managing Member will still retain effective control of the Pool, making the equity method an appropriate means of accounting for the Managing Member's investment in the Pool.

          Part II. Information Not Required in Prospectus

          Legal Opinion

          21. Please provide us with a revised legal opinion that sets forth the fact that the registration statement only registers two classes of units, not four.

          We have revised our legal opinion to provide for the two classes of units. The amended legal opinion has been filed as an Exhibit to the Amendment No. 3 to the Registration Statement.

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          22.  We have reviewed your response to our prior comment number 105.
               The assumption contained in number (v) of paragraph 3 on page 2 is broader than the narrow concern expressed in your response to us. If counsel wishes to include an assumption that the members will be properly recorded in the LLC's books and records, then it should do so more narrowly than the current assumption. Please provide us with a revised draft opinion.

          We have revised our opinion to reflect, verbatim, the Delaware law. We apologize that we were not more scrupulous in doing so in our initial draft of the opinion. It has always been our intention simply to reflect the statutory requirements in our opinion (which of course, we must do).

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         If it would be helpful or convenient for the Staff we would be eager to confer with the Staff either in person or by telephone, in an effort to resolve outstanding issues.

         We are grateful to the Staff for its comments and look forward to working with you to conclude this filing.

         If the Staff has any questions or would like any further information on this or related topics, please do not hesitate to call the under signed (312-853-7261) or Mr. James Biery (312-853-7557).

Sincerely,

/s/ David R. Sawyier
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David R. Sawyier